

MM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43895

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/11____ AND ENDING____12/31/11____
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentree Investment Services, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

600 Washington Avenue, Suite 200 (PO Box 88)

(No. and Street)

Bridgeville	Pennsylvania	15017-0088
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Biber   412-221-9250
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA

(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West	Southfield	Michigan	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Kevin Biber_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Greentree Investment Services, Inc._____, as of _____December 31_____, 20__11__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Bobbie Jo Makrush, Notary Public
Oakdale Boro, Allegheny County
My Commission Expires June 2, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

_____
Signature

Kevin Biber, President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greentree Investment Service, Inc.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2011
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2011

GREENTREE INVESTMNET SERVICE, INC.
December 31, 2011

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 27, 2012

Board of Directors
Greentree Investment Service, Inc.
600 Washington Avenue Suite 200
Bridgeville, PA 15017-0088

I have audited the accompanying balance sheet of Greentree Investment Service, Inc., as of December 31, 2011, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Greentree Investment Service, Inc. as of December 31, 2011, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr., CPA

1

Greentree Investment Service, Inc.
BALANCE SHEET
As of December 31, 2011

ASSETS

CURRENT ASSETS

Cash In Bank	$	4,909.22
Investments		10,930.17
Accounts Receivable		79.48
Total Current Assets		15,918.87

PROPERTY AND EQUIPMENT

TOTAL ASSETS	$	15,918.87

The footnotes are an integral part of the financial statements.

2

Greentree Investment Service, Inc.
BALANCE SHEET
As of December 31, 2011

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$	3,563.67
Accrued Liabilities		851.75
Total Current Liabilities		4,415.42

LONG-TERM LIABILITIES

Total Liabilities	4,415.42

STOCKHOLDERS' EQUITY

Capital Stock, no par value, $1 stated value, 1,200 shares authorized, 1,060 shares issued and outstanding	1,060.00
Paid in Excess	104,940.00
Retained Earnings	(94,496.55)
Total Stockholders' Equity	11,503.45
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 15,918.87

Greentree Investment Service, Inc.
STATEMENT OF INCOME

12 Months Ended
December 31, 2011

Revenues		
Investment Income	$	19,771.96
Other Income		9,076.66
Gain(loss) on security trading		(24.45)
Total Revenues		28,824.17
Operating Expenses		
Employee compensation and ben		2,246.09
Floor brokerage, exchange, and c		3,479.00
Communications and data proces		2,852.01
Occpancy		7,388.15
Other expenses		24,016.97
Total Operating Expenses		39,982.22
Operating Income (Loss)		(11,158.05)
Net Income (Loss)	$	(11,158.05)

Greentree Investment Service, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended December 31, 2011
Beginning of Period	$ (83,338.50)
Plus: Net Income	$ (11,158.05)
Less: Dividends Paid	0.00
RETAINED EARNINGS END OF PERIOD	$ (94,496.55)

The footnotes are an integral part of the financial statements.

5

Greentree Investment Service, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2011

	2011
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (11,158.05)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Investments	24.83
Accounts Receivable	1,621.52
Other	0.50
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	1,460.67
Accrued Liabilities	851.75
Total Adjustments	3,959.27
Net Cash Provided By (Used in) Operating Activities	(7,198.78)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used in) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	8,118.00
Capital Stock	82.00
Treasury Stock	0.00
Net Cash Provided By (Used in) Financing Activities	8,200.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,001.22
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,908.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 4,909.22

The footnotes are an integral part of the financial statements.

6

GREENTREE INVESTMENT SERVICE, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Preferred Stock		Common Stock		Paid-In Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2011	0	0	1,060	$ 1,060	1,060	$ 104,940	$ (83,339)	$ 22,661
Net Income								
Capital Transactions							(11,158)	(11,158)
Prior Period Adjustments								
Balance at December 31, 2011			1,060	$ 1,060	1,060	$ 104,940	$ (94,497)	$ 11,503

GREENTREE INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Greentree Investment Services, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of Pennsylvania effective May 21, 1991. The Company has adopted a calendar year.

Description of Business

The Company, located in Bridgeville, PA is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2011, the Company did not have any components of Comprehensive Income to report.

Concentrations

The company concentration is services, which is the sale of securities, stock options, and mutual funds.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

GREENTREE INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE D – RELATED PARTY TRANSACTIONS

As of December 31, 2011, the Company rents office space from its shareholder. The Company paid $5,100.00 under this arrangement. In addition the Company leases an automobile from its shareholder. The lease payments were $4,200.00.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2011, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – ACCOUNTS RECEIVABLE

The amount, $79.48 was due from various customers.

NOTE H – INVESTMENTS

The amount, $10,930.17 is invested in Fidelity ADV Equity Growth Class T.

NOTE I – ACCOUNTS PAYABLE

The amount, $3,563.57 was due to various vendors.

NOTE J – RENT

The amount was paid on lease agreement; the total expensed for the year was $5,100.00

NOTE K – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an assets or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

> *Level 1* – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation are obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets..

GREENTREE INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at December 31, 2011 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2011		
Marketable Securities	$ 10,930.17	$ 10,930.17
Total	$ 10,930.17	$ 10,930.17

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was $115.03

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2011		
Marketable Securities	$ 10,930.17	$ 10,930.17
Total	$ 10,930.17	$ 10,930.17

Cost and fair value of money market funds and marketable securities at December 31, 2011 are as follows:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
December 31, 2011				
Held to Maturity:				
Marketable Securities	10,959.00	0.00	28.83	10,930.17
Totals	$ 10,959.00	0.00	28.83	$ 10,930.17

GREENTREE INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2011

Greentree Investment Services, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2011

Computation of Net Capital

Total Stockholder's equity:		$ 11,503.00
Nonallowable assets:		
Other Assets	(1,071.00)	
Fixed Assets	0.00	
Accounts receivable – other	0.00	(1,071.00)
Other Charges		
Haircuts	(1,640.00)	
Undue Concentration	0.00	(1,640.00)
Net allowable capital		$ 8,792.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 294.48
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 3,792.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 4,415.00
Percentage of aggregate indebtedness to net capital	50.22%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2011	$ 8,792.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	8,792.00
Reconciled Difference	$ (0.00)

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Pershing, LLC.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2011	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2011	$ -

REPORT ON INTERNAL CONTROL

For the year ended May 31, 2011

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI 48075

February 27, 2012

Board of Directors
Greentree Investment Service, Inc.
600 Washington Avenue Suite 200
Bridgeville, PA 15017-0088

In planning and performing my audit of the financial statements and supplemental schedules of Greentree Investment Service, Inc for the year ended December 31, 2011, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA

Greentree Investment Services, Inc.
600 Washington Avenue; Suite 200
P.O. Box 88
Bridgeville, PA 15017-0088
(412) 221-9250
Member FINRA & SIPC

February 28, 2012

Securities & Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

Please accept this letter along with attachments as notification of change in accountant.

If you need any further information, or if there are any questions, please contact me at the above address.

Thank you.

Sincerely,

Kevin P. Biber
President
SEC # 8-43895

Enclosures   Replacement of Account filed with FINRA
              Statement from Greentree Investment Services
              Letter from Previous Accountant

Submitted | Filing ID: 1829764 |

FILING THIS NOTIFICATION WITH FINRA <u>DOES NOT</u> SATISFY YOUR FILING OBLIGATION TO THE SEC.
ALL FILINGS <u>EXCEPT</u> THOSE RELATED TO ELECTRONIC STORAGE MEDIA REQUIRE SEPARATE NOTIFICATION TO THE SEC.
Please refer to the applicable rule(s) as well as the SEC's web-site at www.sec.gov for additional information including mailing addresses, fax numbers, etc.

Reminder, if you have an obligation to provide this notice to the DTCC, please do so. You can email your regulatory notices to DTCC at: Credit-MarketRisk@dtcc.com.

| **Member's Notices to FINRA** |
| **Replacement of Accountant** |
| SEC Rule 17a-5(f)(4) |

Your Form has been successfully submitted and your Filling ID for any further inquiries regarding this form is:

   1829764

Submitted Date and Time   2/29/2012 4:21 PM

Member's Contact Information	
Name	GREENTREE INVESTMENT SERVICES, INC.
CRD Number	28693
Address	BRIDGEVILLE, PA
Phone	412-221-9250
Executive Representative Contact	KEVIN P BIBER

Notice Information	
Name of Person Filing Notice	Kevin P. Biber
Email Address	bdgis@aol.com
Phone Number	412-221-9250
Date	2/29/2012
Alternate Contact Name	
Phone Number	

What is the full legal name of the firm's former accountant?	Goff Backa Alfera & Company, LLC
Which party terminated the engagement?	Member Firm
On what date was the engagement terminated?	2/16/2012
On what date did the firm engage a new Accountant?	2/16/2012
What is the full legal name of the firm's new accounting firm?	Edward Richardson, Jr., CPA
In what state or jurisdiction is the principal office of the accountant?	15565 Northland Drive; Suite 508 West
	Southfield , MI 48075
	US
Is the new accounting firm registered with the Public Company Accounting Oversight Board (PCAOB)?	YES
PCAOB Account Number:	3356
Does the firm carry customer accounts?	NO

Please attach a statement of the details of any accounting, auditing, or other problems, as required by SEC Rule 17a-5(f)(4), or, if there were no such problems, a statement to that effect, manually signed by an appropriate officer of the member firm.

   FINRA Attachment from GIS Change of Accountant Signed Copy.pdf

Did the Accountant's report on the financial statements for any of the past two years contain an adverse opinion or a disclaimer of opinion or was its opinion qualified as to uncertainties, audit scope, or accounting principles?

   NO

Has the firm provided a copy of this notice to its former Independent Accounting Firm listed above?   YES

Please attach the former accountant's letter stating it agrees with the statement contained in the notice, manually signed by the accountant, as required by SEC Rule 17a-5(f)(4).

   FINRA Attachment Signed from GBA.pdf

Greentree Investment Services, Inc.
600 Washington Avenue
Suite 200
P.O. Box 88
Bridgeville, PA 15017-0088

February 29, 2012

To Whom It May Concern:

There were no accounting, auditing or other problems associated with Greentree
Investment Services, Inc. or Goff Backa Alfera & Company, LLC.

Sincerely,

Kevin P. Biber
President



3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

Certified Public Accountants

February 29, 2012

To Whom It May Concern:

Please be advised we agree with the lettered dated February 29, 2012 from Mr. Kevin P. Biber that there were no accounting, auditing, or other problems associated with our audit of Greentree Investment Services, Inc. We were last engaged to audit their financial statements as of and for the year ended December 31, 2010.

Sincerely,

Goff Backa Alfera & Company, LLC

Member: American and Pennsylvania Institutes of Certified Public Accountants
Center for Public Company Audit Firms • Employee Benefit Plan Audit Quality Center • Governmental Audit Quality Center • Private Companies Practice Section